Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Announcement of 2019 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2019	% change over First half of 2018

Net production of oil and gas*	243.0 million BOE	2.1%
Oil and gas sales	RMB94.28 billion	4.4%
Consolidated net profit	RMB30.25 billion	18.7%
Basic earnings per share	RMB0.68	18.7%
Diluted earnings per share	RMB0.68	18.7%
Interim dividend (tax inclusive)	HK$0.33 per share	10.0%

*       Including our interest in equity-accounted investees, which is approximately 10.3 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

With the intensifying geopolitical instability and international trade frictions, uncertainty of the global economy continued to rise in the first half of 2019. Facing the far-reaching changes that were taking place in the external environment, the Company continued to strengthen its strategic guidance and reallocate its resources accordingly. Through the constant pursuit of quality and efficiency, the Company strives to inaugurate a new era of high-quality development.

With determined efforts to develop the Company’s business through innovation, the management and staff devoted efforts in exploration and development activities during the first half of the year through a pragmatic and enterprising approach, and successfully increased oil and gas reserves and production levels. The Company’s amount of exploration and development activities reached a record high. The Company continued to maintain a stable health, safety and environmental protection performance with improving key financial indicators. Overall, the Company’s operating results improved steadily.

We continued to focus on the exploration of mid-to-large sized oil and gas fields while strengthening value-driven exploration philosophy. In the first half of 2019, 16 new discoveries were made and 35 successful appraisal wells were drilled. Among them, the appraisal of Bozhong 19-6 condensate gas field in Bohai, China achieved encouraging successes, adding proved in-place volume of exceeding 100 million tons of oil equivalent, and providing a strong resource foundation for sustainable development in Bohai. In Stabroek block of Guyana, three new discoveries were made and the recoverable resources were further expanded to more than 6.0 billion barrels of oil equivalent (“BOE”). The Glengorm discovery in the North Sea announced at the beginning of the year was proved to be the largest oil and gas discovery in U.K. in the past decade, further consolidating the Company’s leading position in U.K. oil and gas exploration and production industry.

Oil and gas production remained stable in the first half of the year, with a net production of 243.0 million BOE, representing an increase of 2.1% year on year. Multiple large-scale projects under construction progressed steadily, including two deep-water projects of Lingshui 17-2 and Liuhua 16-2, demonstrating the Company’s strength in deep-water project construction. In addition, we continued to speed up our digital transformation and made great strides in the construction of offshore unmanned platforms and smart oil fields.

Reducing carbon emissions while meeting growing energy needs is a key strategic goal of the Company. In this regard, the Company has achieved excellent results. The development of gas fields such as Bozhong 19-6, Dongfang 13-2 and Lingshui 17-2 is expected to make great contributions in helping the Company achieve this goal going forward. In the first half of the year, our energy transformation took another step forward. The establishment of CNOOC Renewable Energy Co. Ltd. marked our first foray into the offshore wind power business.  The Company’s extensive offshore engineering resources and strong offshore operations experiences are set to be utilized in the offshore wind power business. Recently, we entered into an agreement to acquire 100% equity interest in China United Coalbed Methane Corporation Limited. After completion of the transaction, we will capitalize on the Company’s strengths in oil and gas exploration technology and management to coordinate the development of our offshore and onshore, conventional and unconventional oil and gas businesses.

As our workload grows significantly, we continue to place safety and environmental protection as our first priority. We further strengthened the implementation of the safe production responsibility system. We carried out specific inspections for key construction projects, high-risk well control, as well as other major production facilities. Apart from this, we strengthened emergency response capabilities, refined plans for precautions against typhoons; and promoted the cultivation of safety culture. We introduced our “Safe Production Month” campaign to build a safe environment to increase our oil and gas reserves and production levels.

In response to the surge in cost per BOE five years ago, we initiated the “Year of Quality and Efficiency” program and strived to improve our quality and efficiency. Today, we have effectively reduced our cost per BOE.  In the first half of the year, our all-in cost fell below US$30 per BOE, reaching US$28.99, representing a decrease of 8.9% year on year, which reinforced our cost competitiveness.  During the period, the Company’s profitability and financial status continued to improve. Oil and gas sales reached RMB94.28 billion, representing a year-on-year increase of 4.4%; net profits amounted to RMB30.25 billion; and earnings per share was RMB0.68, representing a significant increase of 18.7% year on year. The Board of Directors has declared an interim dividend of HK$0.33 per share (tax inclusive) for the first half of 2019 by taking into account the Company’s financial performance.

Looking forward to the second half of the year, the macroeconomic condition is expected to remain uncertain. The lingering economic and trade disputes, as well as geopolitical instability may result in further volatility of international oil prices. We will closely monitor and assess the macroeconomic environment, advance our work in a solid manner and promote our various work streams to achieve our annual production and operational targets, so as to facilitate the high-quality development of the Company.

Last but not the least, I wish to extend my sincere gratitude to our shareholders and employees for their contributions to the Company’s development.  Facing a complex and dynamic external environment, we are committed to overcoming the challenges ahead and promoting high-quality development of the Company to create greater value for our shareholders.

Yang Hua

Chairman

Hong Kong, 29 August 2019

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2019 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT

OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2019	2018
REVENUE		(Unaudited)	(Unaudited)
Revenue recognised from contracts with customers Oil and gas sales	3	94,283	90,309
Marketing revenues	3	12,073	12,538
Other revenue		2,524	2,802
		108,880	105,649

EXPENSES
Operating expenses		(11,610)	(11,610)
Taxes other than income tax		(4,396)	(4,245)
Exploration expenses		(6,238)	(2,260)
Depreciation, depletion and amortisation		(26,392)	(27,221)
Special oil gain levy		(520)	(1,117)
Impairment and provision reversed/(recognised)		188	(159)
Crude oil and product purchases		(11,008)	(11,700)
Selling and administrative expenses		(3,276)	(3,135)
Others		(2,318)	(2,964)
		(65,570)	(64,411)

PROFIT FROM OPERATING ACTIVITIES		43,310	41,238
Interest income		477	327
Finance costs	5	(2,611)	(2,471)
Exchange (losses)/gains, net		(211)	254
Investment income		2,369	1,675
Share of profits of associates		249	237
Profit/(loss) attributable to a joint venture		228	(6,509)
Other income, net		231	766

PROFIT BEFORE TAX		44,042	35,517
Income tax expense	6	(13,789)	(10,040)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		30,253	25,477

		Six months ended 30 June
	Notes	2019	2018
		(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		514	2,241
Share of other comprehensive income/(expense) of associates		8	(12)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(1,538)	794
Others		(26)	29

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE PERIOD, NET OF TAX		(1,042)	3,052
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		29,211	28,529

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	7	0.68	0.57
Diluted (RMB Yuan)	7	0.68	0.57

Details of the interim dividends declared for the period are disclosed in note 8.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2019

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2019	2018
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment		410,080	407,337
Right-of-use assets		9,582	-
Intangible assets		15,706	15,717
Investments in associates		4,867	4,433
Investment in a joint venture		20,365	20,268
Equity investments		2,517	4,048
Deferred tax assets		24,308	27,412
Other non-current assets		9,241	9,482

Total non-current assets		496,666	488,697

CURRENT ASSETS
Inventories and supplies		6,762	5,852
Trade receivables	9	23,541	21,686
Other financial assets		154,605	125,283
Other current assets		10,079	9,069
Time deposits with maturity over three months		13,160	13,760
Cash and cash equivalents		15,726	14,432

Total current assets		223,873	190,082

CURRENT LIABILITIES
Loans and borrowings		17,386	7,042
Trade and accrued payables	10	37,624	32,686
Lease liabilities		3,001	-
Contract liabilities		2,085	2,036
Other payables and accrued liabilities		13,216	12,777
Dividends payable		15,710	-
Taxes payable		12,216	15,701

Total current liabilities		101,238	70,242

NET CURRENT ASSETS		122,635	119,840

TOTAL ASSETS LESS CURRENT LIABILITIES		619,301	608,537

NON-CURRENT LIABILITIES
Loans and borrowings		122,666	132,479
Lease liabilities		5,867	-
Provision for dismantlement		55,923	54,159
Deferred tax liabilities		3,166	3,178
Other non-current liabilities		813	1,356

Total non-current liabilities		188,435	191,172

NET ASSETS		430,866	417,365

EQUITY
Equity attributable to owners of the parent
Issued capital	11	43,081	43,081
Reserves		387,785	374,284

TOTAL EQUITY		430,866	417,365

NOTES

30 JUNE 2019

(All amounts expressed in millions of Renminbi, unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting as well as the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2018.

The financial information relating to the year ended 31 December 2018 that is included in this announcement as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies and methods of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2018 except for the first time application of the new and amendments to IFRS Standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2019. The application of the new and amendments to IFRS Standards/HKFRSs in the current period has had no material impact on the disclosures or the amounts recognised in the interim condensed consolidated financial statements of the Group.

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases

The Group has applied IFRS 16/HKFRS 16 for the first time in the current interim period. IFRS 16/HKFRS 16 superseded IAS 17/HKAS 17 Leases (“IAS 17/HKAS 17”), and the related interpretations.

1.1.1	Key changes in accounting policies resulting from application of IFRS 16/HKFRS 16

The Group applied the following accounting policies in accordance with the transition provisions of IFRS 16/HKFRS 16.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases – continued

1.1.1	Key changes in accounting policies resulting from application of IFRS 16/HKFRS 16 – continued

(a)	Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16/HKFRS 16 at inception or modification date. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(b)	As a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the financial statements would not differ materially from individual leases within the portfolio.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to all leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases – continued

1.1.1	Key changes in accounting policies resulting from application of IFRS 16/HKFRS 16 – continued

(b)	As a lessee – continued

Right-of-use assets

Except for short-term leases and leases of low value assets, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use asset includes:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the interim condensed consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate;

•	amounts expected to be paid under residual value guarantees;

•	the exercise price of a purchase option reasonably certain to be exercised by the Group; and

•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases – continued

1.1.1	Key changes in accounting policies resulting from application of IFRS 16/HKFRS 16 – continued

(b)	As a lessee – continued

Lease liabilities – continued

Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use assets whenever:

•	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•	the lease payments change due to changes in market rental rates following a market rent review or expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

Lease modifications

The Group accounts for a lease modification as a separate lease if both:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases – continued

1.1.2	Transition and summary of effects arising from initial application of IFRS 16/HKFRS 16

(a)	As a lessee

The Group has applied IFRS 16/HKFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. Any difference at the date of initial application is recognised in the opening retained earnings and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16/HKFRS 16 at transition, the Group applied the following practical expedients to leases previously classified as operating leases under IAS 17/HKAS 17, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	relied on the assessment of whether leases are onerous by applying IAS 37/HKAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative of impairment review;

ii.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

iii.	excluded initial direct costs from measuring the right-of-use assets at the date of initial application;

iv.	applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, the Group applies different discount rates to certain domestic and overseas leases on a portfolio basis; and

v.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases – continued

1.1.2	Transition and summary of effects arising from initial application of IFRS 16/HKFRS 16 – continued

(a)	As a lessee – continued

On transition, the Group has made the following adjustments upon application of IFRS 16/HKFRS 16:

The Group recognised additional lease liabilities of RMB8,373 million upon application of IFRS 16/ HKFRS 16 and right-of-use assets at amounts equal to the related lease liabilities by applying IFRS 16/HKFRS 16.C8(b)(ii) transition, adjusted by accrued lease payments and any reclassification of property, plant and equipment, leasehold lands at 1 January 2019.

When recognising the lease liabilities for leases previously classified as operating leases, the Group has applied incremental borrowing rates of the relevant group entities at the date of initial application. The lessee’s incremental borrowing rates ranged from 3.3%-5.16%.

At 1 January 2019

Operating lease commitments disclosed as at 31 December 2018	16,372

Lease liabilities discounted at relevant incremental borrowing rates	13,226
Add: Lease liabilities resulting from lease modifications of existing leases	2,359
Less: Recognition exemption – short-term leases	(768)
Exclusion of non-lease components	(6,444)

Lease liabilities relating to operating leases recognised upon application of
IFRS 16/HKFRS 16	8,373

Add: Obligations under finance leases recognised at 31 December 2018	766

Lease liabilities as at 1 January 2019	9,139

Analysed as: Current	3,614
Non-current	5,525

Total lease liabilities	9,139

The carrying amount of right-of-use assets as at 1 January 2019 comprises the following:

Right-of-use assets

By class:
Floating production, storage and offloading vessels	7,334
Pipeline	755
Buildings and structures	739
Leases of Land	666
Equipment	274

9,768

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases – continued

1.1.2	Transition and summary of effects arising from initial application of IFRS 16/HKFRS 16 – continued

(a)	As a lessee-continued

The following adjustments were made to the amounts recognised in the interim condensed consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

Impact on the condensed consolidated statement of financial position

		Carrying amounts previously reported at 31 December 2018	Adjustments	Carrying amounts under IFRS 16/HKFRS 16 at 1 January 2019

Non-current Assets
Property, plant and equipment	*	407,337	(755)	406,582
Right-of-use assets	*/**	-	9,768	9,768
Other non-current assets	**	9,482	(666)	8,816
Current Liabilities
Lease liabilities	*	-	(3,614)	(3,614)
Other payables and accrued liabilities	*	(12,777)	128	(12,649)
Non-current liabilities
Lease liabilities	*	-	(5,525)	(5,525)
Other non-current liabilities	*	(1,356)	664	(692)

*	In relation to assets previously under finance leases, the Group recategorised the carrying amounts of the relevant assets which were still under lease as at 1 January 2019 amounting to RMB755 million as right-of-use assets.

**	Payments for leasehold lands included in other non-current assets were recategorised as right-of-use assets.

Note:	For the purpose of reporting cash flows for the six months ended 30 June 2019, movements in working capital have been computed based on opening statement of financial position as at 1 January 2019 as disclosed above.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Significant accounting policies – continued

1.2	Impacts and changes in accounting policies of application on IFRIC 23/HK(IFRIC)-Int 23 Uncertainty over Income Tax Treatments

IFRIC 23/HK(IFRIC)-Int 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by individual group entities in their respective income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

The Group applied this interpretation retrospectively with the cumulative effect of initially applying the interpretation recognised at the date of initial application, 1 January 2019, without restating comparatives. The application of this interpretation in the current period has had no material impact on the interim condensed consolidated financial statements of the Group.

2.	ACQUISITION AND OTHER VENTURE

On 7 June 2019, the Company and CEPR Limited (“CEPR”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company (“Ekropromstroy”), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy. The acquisition was subsequently completed on 19 July 2019.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

4.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision maker makes decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)

External revenue	86,871	84,496	21,786	21,011	223	142	-	-	108,880	105,649
Intersegment revenue*	9,728	8,484	(9,728)	(8,484)	-	-	-	-	-	-

Total revenue**	96,599	92,980	12,058	12,527	223	142	-	-	108,880	105,649

Segment profit/(losses) for the period	30,760	29,817	913	669	(1,456)	(4,704)	36	(305)	30,253	25,477

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	501,014	483,124	3,887	3,154	411,332	425,330	(195,694)	(232,829)	720,539	678,779
Segment liabilities	(318,278)	(331,313)	(2,412)	(2,125)	(151,793)	(138,232)	182,810	210,256	(289,673)	(261,414)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

**	67% (six months ended 30 June 2018: 70%) of the Group’s revenues recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,376 million (six months ended 30 June 2018: approximately RMB1,253 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2019.

6.	INCOME TAX

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2018: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited (“CNOOC China”), is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2018: 10% to 50%). Alberta, Canada will reduce the provincial corporate income tax rate from 12% to 8% gradually over the period from 1 July 2019 to 1 January 2022.

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Earnings:
Profit for the purposes of basic and diluted earnings
per share calculation	30,253	25,477

Number of shares:
Number of ordinary shares for the purpose of
basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	6,076,404	7,554,433

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,653,532,388	44,655,010,417

Earnings per share
- Basic (RMB Yuan)	0.68	0.57
- Diluted (RMB Yuan)	0.68	0.57

8.	DIVIDENDS

On 29 August 2019, the Board declared an interim dividend of HK$0.33 (tax inclusive) per share (six months ended 30 June 2018: HK$0.30 (tax inclusive) per share), totaling approximately HK$14,734 million (tax inclusive) (equivalent to approximately RMB12,961 million (tax inclusive)) (six months ended 30 June 2018: approximately RMB11,293 million (tax inclusive)), based on the number of issued shares as at 30 June 2019.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2019 and 31 December 2018, the age of substantially all the trade receivables was within one year.

10.	TRADE AND ACCRUED PAYABLES

As at 30 June 2019 and 31 December 2018, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

11.	SHARE CAPITAL

	Number	Issued share
	of shares	capital equivalent
		of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2018, as at 31 December 2018 (audited) and as at 30 June 2019 (unaudited)	44,647,455,984	43,081

12.	SUBSEQUENT EVENT

On 1 August 2019, CNOOC China, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with China National Offshore Oil Corporation (“CNOOC”), pursuant to which, CNOOC China shall acquire the 100% equity interest in China United Coalbed Methane Corporation Limited (“CUCBM”) held by CNOOC at a total consideration of approximately RMB5.335 billion, which will be settled in cash by CNOOC China. The completion of the acquisition is subject to conditions precedent. Following the completion of the acquisition, CUCBM will become an indirectly wholly-owned subsidiary of the Company.

Save as disclosed in this interim results announcement, the Group has no other subsequent event needed to be disclosed.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2019 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim results announcement for the six months ended 30 June 2019 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim results announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2019.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2019, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision and the reasons for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2019, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the latest annual report of the Company and up to the date of this interim results announcement are set out below:

Name of Director	Details of Changes

Kevin G. Lynch	Resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019

Qiu Zhi Zhong	Appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2018, other than those disclosed in this interim results announcement and the 2019 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16 September 2019 (Monday) to 20 September 2019 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 13 September 2019 (Friday). The interim dividend will be paid on or around 16 October 2019 (Wednesday) to shareholders whose names appear on the register of members on 20 September 2019 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2019 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 20 September 2019 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2019 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 20 September 2019. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2019 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 13 September 2019 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND - continued

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 20 September 2019. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Wu Xiaonan

Joint Company Secretary

Hong Kong, 29 August 2019

As at the date of this interim results announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

FORWARD-LOOKING STATEMENTS

This interim results announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim results announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.